SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26017

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q
              |_| Form N-SAR

              For Period Ended: September 30, 2005

      |_|   Transition Report on Form 10-K
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q
      |_|   Transition Report on Form N-SAR

            For the Transition Period Ended: _____________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

GATEWAY INTERNATIONAL HOLDINGS, INC.
Full Name of Registrant


GOURMET GIFTS, INC.
Former Name if Applicable


3840 EAST EAGLE DRIVE
Address of Principal Executive Office (Street and Number)


ANAHEIM, CA 92807
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated  without  unreasonable  effort or
      |           expense;
      |
      |     (b)   The subject  annual  report,  semi-annual  report,  transition
      |           report on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR,  or
|X|   |           portion  thereof will be filed on or before the 15th  calendar
      |           day  following  the   prescribed  due  date;  or  the  subject
      |           quarterly report or transition report on Form 10-Q, or portion
      |           thereof  will be filed on or  before  the fifth  calendar  day
      |           following the prescribed due date; and
      |
      |     (c)   The  accountant's  statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

DURING THIS FINANCIAL YEAR WE ACQUIRED FIVE NEW SUBSIDIARIES AND AFTER FILING OUR THIRD QUARTER 10-Q WE APPOINTED NEW AUDITORS. CONSEQUENTLY THE NEW AUDITORS HAD NOT PERFORMED ANY WORK AT ALL AND THE AUDIT IS TAKING SLIGHTLY LONGER THAN EXPECTED.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            LAWRENCE A. CONSALVI                      714-630-3118
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                  (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      GATEWAY INTERNATIONAL HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: DECEMBER 28, 2005                By: /s/ LAWRENCE A. CONSALVI
      -----------------                    -------------------------------------
                                           LAWRENCE A. CONSALVI
                                           President, Chief Executive Officer
                                           And Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.